Exhibit 12

XL CAPITAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
000s of U.S. Dollars

Re-presented

	Yr End	Yr End	Yr End	Yr End	Yr End
	31-Dec	31-Dec	31-Dec	31-Dec	31-Dec
	2007	2006	2005	2004	2003

Earnings:
Pre-tax income (loss) from continuing operations	1,267,580	1,626,722	(1,416,752)	994,978	324,576
Fixed charges	702,826	603,332	457,533	341,967	286,935
Distributed income of equity investees	93,465	84,203	41,669	152,701	124,888

Subtotal	2,063,871	2,314,257	(917,550)	1,489,646	736,399
Less: Minority interest	23,928	25,016	8,210	8,387	9,264
Preference share dividend	69,514	40,322	40,322	40,321	40,321

Total Earnings (Loss)	1,970,429	2,248,919	(966,082)	1,440,938	686,814

Fixed Charges:
Interest costs	200,831	202,222	176,106	143,647	110,179
Accretion of deposit liabilities	421,074	350,053	227,743	148,587	123,750
Rental expense at 30% (1)	11,407	10,735	13,362	9,412	12,685

Total Fixed charges	633,312	563,010	417,211	301,646	246,614

Preference share dividends	69,514	40,322	40,322	40,321	40,321

Total fixed charges and pref dividends	702,826	603,332	457,533	341,967	286,935

Ratio of Earnings to Fixed Charges	3.1	4.0	(2.3)	4.8	2.8

Ratio of Earnings to Fixed Charges & Preference
Dividends	2.8	3.7	(2.1)	4.2	2.4

Deficiency - fixed charges only	N/A	N/A	1,383,293	N/A	N/A

Deficiency - fixed charges and preference dividends (2)	N/A	N/A	1,423,615	N/A	N/A

Notes

(1) 30% represents a reasonable approximation of the interest factor

(2) For the year ended December 31, 2005, earnings were insufficient to cover fixed charges by $1,423.6 million.